--------------------------------------------------------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                          CHARTER COMMUNICATIONS, INC.

                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                    16117M107

                                 (CUSIP NUMBER)


William D. Savoy                                        Alvin G. Segel, Esq.
Vulcan Cable III Inc.                                   Irell Manella LLP
505 Fifth Avenue South,                                 1800 Avenue of the Stars
Suite 900                                               Suite 900
Seattle, Washington 98104                               Los Angeles, CA 90067
(206) 342-2000                                          (310) 277-1010


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 7, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16117M107                13D                      Page  2  of 17 Pages
                                                                ----   ----

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Paul G. Allen

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [X]
       (SEE INSTRUCTIONS)                                          (b)    [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*
        PF

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------

          NUMBER OF                7    SOLE VOTING POWER
           SHARES                      357,909,908 SHARES(1)
         BENEFICIALLY
           OWNED BY          ---------------------------------------------------
             EACH
          REPORTING                8    SHARED VOTING POWER
            PERSON                      -0- SHARES
             WITH
                             ---------------------------------------------------

                                   9    SOLE DISPOSITIVE POWER
                                        357,909,908 SHARES(1)

                             ---------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        -0- SHARES

--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page  3  of 17 Pages
                                                                ----    ----

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,909,908 SHARES(1)

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
        SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        56.4% beneficial ownership of Class A Common Stock(2)/92.5% voting power(3)

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page  4  of 17 Pages
                                                                ----   ----

 (1) Represents (A) 18,717,877 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer and (C) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul
      G. Allen, (b) 106,715,233 Class A Common Membership Units ("Class A Units") of Charter Communications Holding Company, LLC ("Charter Holdco") held by Vulcan Cable III Inc. ("Vulcan"), (c) 217,585,246 Class A Units of Charter Holdco held by Charter Investment, Inc. ("CII"), (d) 9,597,940 Class C Common Membership Units ("Class C Units") of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units ("Class C Units") of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.


 (2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire within 60 days of August 7, 2002 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.


 (3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e.,the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 16117M107                13D                      Page  5  of 17 Pages
                                                                ----   ----

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Vulcan Cable III Inc.

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [X]
       (SEE INSTRUCTIONS)                                          (b)    [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*
        AF

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Washington

--------------------------------------------------------------------------------


          NUMBER OF                7    SOLE VOTING POWER
           SHARES                       -0- SHARES
         BENEFICIALLY
           OWNED BY          ---------------------------------------------------
             EACH
          REPORTING                8    SHARED VOTING POWER
            PERSON                      116,313,173 SHARES(1)
             WITH
                             ---------------------------------------------------

                                   9    SOLE DISPOSITIVE POWER
                                        -0- SHARES

                             ---------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        116,313,173 SHARES(1)

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,313,173 SHARES(1)

--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page  6  of 17 Pages
                                                                ----   ----

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
        SHARES*
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        28.3% beneficial ownership of Class A Common Stock(2)/0.0% voting power(3)

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        CO

--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page  7  of 17 Pages
                                                                ----   ----

 (1) Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Common Stock Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Vulcan Cable III Inc. ("Vulcan"). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by Vulcan; however, because Vulcan is the record holder of such Class B Common Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.


 (2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days of August 7, 2002 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.


 (3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e.,the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page  8  of 17 Pages
                                                                ----   ----

--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Charter Investment, Inc.

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [X]
        (SEE INSTRUCTIONS)                                         (b)    [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS*
        AF

--------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

--------------------------------------------------------------------------------


          NUMBER OF                7    SOLE VOTING POWER
           SHARES                       -0- SHARES
         BENEFICIALLY
           OWNED BY          ---------------------------------------------------
             EACH
          REPORTING                8    SHARED VOTING POWER
            PERSON                      222,818,858 SHARES(1)
             WITH
                             ---------------------------------------------------

                                   9    SOLE DISPOSITIVE POWER
                                        -0- SHARES

                             ---------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        222,818,858 SHARES(1)


--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,818,858 SHARES(1)

--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page  9  of 17 Pages
                                                                ----   ----

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
        SHARES*

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        43.1% beneficial ownership of Class A Common Stock(2)/0.0% voting power(3)

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        CO

--------------------------------------------------------------------------------

CUSIP NO. 16117M107                13D                      Page 10  of 17 Pages
                                                                ----   ----

 (1) Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Stock Common Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc. ("CII"). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.


 (2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire within 60 days of August 7, 2002 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.


 (3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e.,the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     This sixth amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, and the fifth amendment, as filed with the SEC on July 3, 2002 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Allen funded his purchases of the securities described in Item 5(c) with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4(a)-(j) is amended to include the following:

        Mr. Allen is considering and may make from time to time market or other purchases of public debt of the Issuer or its subsidiaries, including debt convertible into common stock of the Issuer. Mr. Allen is further considering possible restructuring transactions designed to reduce the Issuer's leverage. Such transactions could include, without limitation, the possibility of proposing a debt to equity exchange pursuant to which Mr. Allen and/or others would exchange debt of the Issuer or its subsidiaries for common stock of the Issuer or equity of Charter Communications Holdings Company. Alternatively, Mr. Allen could propose a going private transaction in the future that would result in Mr. Allen acquiring beneficial ownership of all or substantially all of the common stock of the Issuer. Mr. Allen has not determined what if any course of action he may take with respect to any of the foregoing, nor he has made any proposals to the Issuer.

        Other than changes in the capitalization, corporate structure and/or governing documents resulting from a transaction of the type described above, and other than as previously reported in this Form 13D, Mr. Allen has no present plans or proposals with respect to any other action referred to in instructions
(a) through (j) of Item 4 of the form of Schedule 13D. Mr. Allen expressly reserves the right to change his business plans with respect to the Issuer based on future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated in its entirety as follows:

     (a) As of August 7, 2002 (the "Reporting Date"), Mr. Allen beneficially owns 357,909,908 shares of Class A Common Stock of the Issuer, which consists of
(i) 18,717,877 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer and (iii) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units ("Class A Units") of

Charter Holdco held by Vulcan, (c) 217,585,246 Class A Units of Charter Holdco held by CII, (d) 9,597,940 Class C Common Membership Units ("Class C Units") of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

     Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

     As of the Reporting Date, Mr. Allen's beneficial ownership represents approximately 56.4% of the shares of the Issuers outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 92.5% of the voting power of the Issuers outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.

        Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer's Class A Common Stock. Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

        David C. Andersen, Senior Vice President -- Communications of CII and the Issuer, beneficially owns 113,930 shares of Class A Common Stock.

        David G. Barford, Executive Vice President and Chief Operating Officer of CII and the Issuer, beneficially owns (a) 470,916 shares of Class A Common Stock and (b) 37,500 shares of restricted Class A Common Stock over which Mr. Barford has voting, but not dispositive control. Mr. Barford beneficially owns 0.2% of the equity of the Issuer.

        J. Christan Fenger, Senior Vice President of Operations --Western Division of CII and the Issuer, beneficially owns 124,600 shares of Class A Common Stock.

        Eric A. Freesmeier, Senior Vice President -- Administration of CII and the Issuer, beneficially owns 185,491 shares of Class A Common Stock.

        Kent D. Kalkwarf, Executive Vice President and Chief Financial Officer of CII and the Issuer, beneficially owns (a) 491,166 shares of Class A Common Stock and (b) 37,500 shares of restricted Class A Common Stock over which Mr. Kalkwarf has voting, but not dispositive control. Mr. Kalkwarf beneficially owns 0.2% of the equity of the Issuer.

        Ralph G. Kelly, Senior Vice President -- Treasurer of CII and the Issuer, beneficially owns 181,541 shares of Class A Common Stock.

        Paul E. Martin, Senior Vice President -- Corporate Controller of CII and of the Issuer, beneficially owns 41,583 shares of Class A Common Stock.

        David L. McCall, Senior Vice President of Operations -- Eastern Division of CII and the Issuer, beneficially owns (a) 255,866 shares of Class A Common Stock and (b) 26,250 shares of restricted Class A Common Stock over which Mr. McCall has voting, but not dispositive control.

        Majid R. Mir, Senior Vice President -- Telephony and Advanced Services of CII and the Issuer, beneficially owns 58,750 shares of Class A Common Stock.

        John C. Pietri, Senior Vice President -- Engineering of CII and the Issuer, beneficially owns 182,916 shares of Class A Common Stock.

        Michael E. Riddle, Senior Vice President and Chief Information Officer of CII and the Issuer, beneficially owns 143,750 shares of Class A Common Stock.

        Diane Schneiderjohn, Senior Vice President -- Marketing and Programming of CII and of the Issuer, does not beneficially own any shares of Class A Common Stock.

        Steven A. Schumm, Executive Vice President and Chief Administrative Officer of CII and the Issuer, beneficially owns 640,700 shares of Class A Common Stock. Mr. Schumm beneficially owns 0.2% of the equity of the Issuer.

        William J. Shreffler, Senior Vice President of Operations -- Midwest Division of CII and the Issuer, beneficially owns 82,083 shares of Class A Common Stock.

        Curtis S. Shaw, Senior Vice President, General Counsel and Secretary of CII and the Issuer, beneficially owns 205,166 shares of Class A Common Stock.

        Stephen E. Silva, Executive Vice President -- Chief Technology Officer of CII and the Issuer, beneficially owns (a) 267,916 shares of Class A Common Stock and (b) 27,000 shares of restricted Class A Common Stock over which Mr. Silva has voting, but not dispositive control.

        Carl E. Vogel, President and Chief Executive Officer of CII and the Issuer, beneficially owns (a) 912,500 shares of Class A Common Stock, (b) 37,500 shares of restricted Class A Common Stock over which Mr. Vogel has voting, but not dispositive control and (c) 34,787 shares of Class A Common Stock, receivable upon conversion of 5.75% convertible senior notes of the Issuer which are convertible at any time at an initial conversion price approximately equal to $21.56 per share. Mr. Vogel beneficially owns 0.3% of the equity of the Issuer.

        William D. Savoy, President of Vulcan and director of CII and the Issuer, beneficially owns (a) 50,000 shares of Class A Common Stock, (b) vested and unvested options that will vest within 60 days of the Reporting Date covering 1,059,466 shares of Class A Common Stock, granted by Vulcan, as more fully described in Item 6 below and (c) 115,955 shares of Class A Common Stock, receivable upon conversion of 5.75% convertible senior notes of the Issuer which are convertible at any time at an initial conversion price approximately equal to $21.56 per share. Mr. Savoy beneficially owns 0.4% of the equity of the Issuer.

        Joseph D. Franzi, Vice President and Secretary of Vulcan, beneficially owns 10,000 shares of Class A Common Stock.

     (b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 357,909,908 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII and Vulcan (which he controls). Because Mr. Allen is the ultimate controlling person of Vulcan, Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233 Class A Units and 9,597,940 Class C Units of Charter Holdco. Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 222,818,858 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Units and 5,233,612 Class C Units of Charter Holdco.

        To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons. With respect to the option granted to Mr. Savoy by Vulcan, until such time as Mr. Savoy exercises his option (at which time, to the knowledge of the Reporting Persons, he will have sole voting and dispositive power of his shares), Mr. Allen retains sole voting and dispositive power, and Vulcan and Mr. Allen may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock covered by the option.

     (c) During the 60 days prior to the Reporting Date:

        On June 27, 2002 and June 28, 2002, Mr. Allen acquired beneficial ownership of 5,000,000 shares of Class A Common Stock of the Issuer through purchases on the open market. The following table indicates these purchases broken down by price per share blocks:

                      Number of Shares
   Date of            of Class A Common
 Transaction              Stock              Price Per Share
 -----------          -----------------      ---------------

June 27, 2002             637,724                $3.1393
June 27, 2002             196,376                  $3.30
June 27, 2002             165,900                $3.2730
June 28, 2002              39,500                $3.6448
June 28, 2002              11,700                $3.6812
June 28, 2002             214,605                $3.8973
June 28, 2002              66,700                $3.9999
June 28, 2002              91,588                  $4.00
June 28, 2002              36,700                $4.0371
June 28, 2002              99,500                $4.2382
June 28, 2002              93,756                $4.2416

                      Number of Shares
   Date of            of Class A Common
 Transaction              Stock              Price Per Share
 -----------          -----------------      ---------------

June 28, 2002                 75,000             $4.2367
June 28, 2002                144,997             $4.2395
June 28, 2002              3,125,954               $4.25

        On July 29, 2002, Mr. Allen acquired beneficial ownership of 286,007 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the Rifkin Put Agreements described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen was $21.45.

        On June 21, 2002 and June 25, 2002, Mr. Vogel acquired beneficial ownership of 84,787 shares of Class A Common Stock of the Issuer through purchases on the open market as follows: (A) on June 21, 2002 Mr. Vogel purchased: (i) 5,000 shares of Class A Common Stock at a per share price of $4.65, (ii) 5,000 shares of Class A Common Stock at a per share price of $4.60,
(iii) 5,000 shares of Class A Common Stock at a per share price of $4.58, (iv) 10,000 shares of Class A Common Stock at a per share price of $4.55, (v) 10,000 shares of Class A Common Stock at a per share price of $4.50, (vi) 5,000 shares of Class A Common Stock at a per share price of $4.45, (vii) 4,100 shares of Class A Common Stock at a per share price of $4.62, (viii) 3,500 shares of Class A Common Stock at a per share price of $4.59, (ix) 2,400 shares of Class A Common Stock at a per share price of $4.57, and (x) $500,000 aggregate principal amount of 5.75% convertible senior notes of the Issuer for an aggregate price of $315,670, which are convertible into 23,191 shares of Class A Common Stock at an initial conversion price approximately equal to $21.56 per share, and (B) on June 25, 2002, Mr. Vogel purchased $250,000 aggregate principal amount of 5.75% convertible senior notes of the Issuer for an aggregate price of $154,790, which are convertible into 11,596 shares of Class A Common Stock at an initial conversion price approximately equal to $21.56 per share.

        Mr. Franzi purchased 5,000 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.244.

        Mr. Savoy acquired beneficial ownership of 115,955 shares of Class A Common Stock of the Issuer on June 26, 2002 through purchases on the open market of $2,500,000 aggregate principal amount of 5.75% convertible senior notes of the Issuer for an aggregate price of $1,402,535, which are convertible into 115,955 shares of Class A Common Stock at an initial conversion price approximately equal to $21.56 per share.

        Mr. Fenger purchased 5,000 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.338 and 5,000 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.45.

        Mr. Freesmeier purchased 975 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.24 and 3,000 shares of Class A Common Stock on July 10, 2002 in an open market transaction at a per share price of $3.50.

        Mr. Kalkwarf purchased 6,000 shares of Class A Common Stock on June 13, 2002 in an open market transaction at a per share price of $4.035.

        Mr. Martin purchased 1,000 shares of Class A Common Stock on June 14, 2002 in an open market transaction at a per share price of $4.16.

        Mr. McCall purchased 1,000 shares of Class A Common Stock on June 20, 2002 in an open market transaction at a per share price of $4.50 and 1,000 shares of Class A Common Stock on June 27, 2002 in an open market transaction at a per share price of $3.06.

        Mr. Shreffler purchased 10,000 shares of Class A Common Stock on June 21, 2002 in an open market transaction at a per share price of $4.58.

        Mr. Schumm purchased 6,500 shares of Class A Common Stock on June 27, 2002 in an open market transaction at a per share price of $3.10.

        (d) Except as otherwise specified herein, Vulcan, CII and Mr. Allen are not aware of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Class A Common Stock beneficially owned by any person named in Item 2.

        (e) Not applicable.


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

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 2002                            VULCAN CABLE III INC.


                                                   By:      /s/ WILLIAM D. SAVOY
                                                        ------------------------
                                                         Name:  William D. Savoy
                                                         Title: President


Dated:  August 8, 2002
                                     /s/ WILLIAM D. SAVOY
                                     -------------------------------------------
                                     Paul G. Allen by William D. Savoy as
                                     Attorney-in-Fact for Paul G. Allen pursuant
                                     to a Power of Attorney filed with Paul G.
                                     Allen's Schedule 13G for Pathogenesis, Inc.
                                     on August 30, 1999 and incorporated by
                                     reference herein.


Dated:  August 8, 2002                            CHARTER INVESTMENT, INC.


                                                   By:     /s/  CARL E. VOGEL
                                                        ------------------------
                                                         Name:  Carl E. Vogel
                                                         Title: President and
                                                                Chief Executive
                                                                Officer

--------------------------------------------------------------------------------

                                       17